04032795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC FILE NO. 24-10073

BAY CAPITAL CORP.
(Exact name of Issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117
(443) 394-3500
(Address, including zip code, and telephone number,
including area code, of Issuer's principal executive office)

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201
(410) 385-0202
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6162 (Mortgage Bankers and Loan Correspondents)	52-2301421
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

(a) the Issuer's directors:

Stewart D. Sachs	Benjamin M. Lyons	Paul Bekman
Home Address: 21756 Camper Circle Tilghman, MD 21791	Home Address: 2920 Talbert Court Finksburg, MD 21048	Home Address: 11541 Saint Davids Lane Lutherville, MD 21093
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 300 W. Pratt Street Suite 450 Baltimore, MD 21201

(b) the Issuer's officers:

Stewart D. Sachs President and Chief Executive Officer	Benjamin M. Lyons Chief Operating Officer and Director of Sales
Addresses – see above	Addresses – see above

Lisa C. Ellis Vice President, Wholesale Operations	Jay W. Jang Vice President Secondary Marketing	Jamie E. Sachs Secretary and Treasurer
Home Address: 4021 Silvage Road Baltimore, MD 21236	Home Address: 3100 Fox Valley Dr. West Friendship, MD 21794	Home Address: 3506 Avery Hill Dr. Owings Mills, MD 21117
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117

Issuer's Officers Continued:

Ronald J. Granick Vice President of Wholesale Sales	Craig Cohen Vice President, Wholesale Operations
Home Address:	Home Address:
12419 Knollcrest Road Reisterstown, MD 21136 Business Address:	5901 Riverwood Court Frederick, MD 21704 Business Address:
10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117

(c) the Issuer's general partners:

N/A

(d) record owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs and Nadine Sachs, Paul Bekman and Arlene Bekman, and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(e) beneficial owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs and Nadine Sachs, Paul Bekman and Arlene Bekman, and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(f) promoters of the Issuer:

Stewart D. Sachs and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(g) affiliates of the Issuer:

None.

(h) counsel to the Issuer with respect to the proposed offering;

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201

(i) each underwriter with respect to the proposed offering:

None.

(j) the underwriter's directors:

N/A

(k) the underwriter's officers:

N/A

(l) the underwriter's general partners:

N/A

(m) counsel to the underwriter:

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The securities will not be offered by underwriters, dealers, or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Issuer's President and Chief Executive Officer and its Chief Operating Officer, as authorized officers of the Issuer and as Issuer agents, shall offer securities to the public, in only:

Maryland

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated Issuers within one year prior to the filing of this Form 1-A, state:

No such securities have been issued.

(1) the name of such Issuer:

N/A

(2) the title and amount of securities issued:

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

N/A

(4) the names and identities of the persons to whom the securities were issued:

N/A

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated Issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such Issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable, as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the Issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No such offering is contemplated.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None.

(2) To stabilize the market for any of the securities to be offered:

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Cover Sheet

Bay Capital Corp.
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
Phone: (443) 394-3500

Dated as of June ___, 2004

Bay Capital Corp. (the "Company") intends to offer (i) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of one (1) year; (ii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of two (2) years; (iii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of three (3) years; and (iv) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of five (5) years (the "Notes"), as described more fully in this Offering Circular. At a minimum, we intend to offer at least Five Hundred Thousand ($500,000.00) aggregate principal amount of our Notes. The net proceeds of this offering to the Company are anticipated to be approximately $5 Million if the maximum amount is sold and Five Hundred Thousand ($500,000.00) if the minimum amount is sold (as allocated among the Notes as set forth below).

It is expected that the Notes will be sold directly by the President and Chief Executive Officer and the Chief Operating Officer of the Company to investors on a best efforts basis commencing on or about June __, 2004. There will be no commissions payable to any person with respect to Notes sold to investors by the Company, and there shall be no other compensation for selling agents or any other persons. Additionally, there will be no underwriter in connection with this offering.

Until such time as a minimum of proceeds is obtained by the Company, proceeds will be deposited in escrow at Community First Bank and promptly returned to investors with up to and including a maximum of 1% interest in the event that the minimum is not sold during the offering period which shall be until the termination date of December 31, 2004, unless extended by the Company until December 31, 2005.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE BELOW RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

DISCOUNT AND COMMISSIONS

	Price to Public	Discount and Commissions	Proceeds to Issuer
Per One Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

Per Two Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

Per Three Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

Per Five Year Note	(minimum) $1,000	$0	$1,000
Total	$1,250,000	$0	$1,250,000

MINIMUM AND MAXIMUM

	Price to Public	Underwriting discount and commissions	Proceeds to Issuer[1]
Total Minimum for One Year Note	$125,000	$0	$125,000
Total Maximum for One Year Note	$1,250,000	$0	$1,250,000
Total Minimum for Two Year Note	$125,000	$0	$125,000
Total Maximum for Two Year Note	$1,250,000	$0	$1,250,000
Total Minimum for Three Year Note	$125,000	$0	$125,000
Total Maximum for Three Year Note	$1,250,000	$0	$1,250,000
Total Minimum for Five Year Note	$125,000	$0	$125,000
Total Maximum for Five Year Note	$1,250,000	$0	$1,250,000

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Maryland	SR20030062	

[1] A breakdown of expenses to be paid from such proceeds is described below in the Section titled "Use of Proceeds."

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with financial statements and other attachments, consists of a total of 78 pages.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," "INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF THE COMPANY BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

GENERAL BUSINESS

Our Company was incorporated in the State of Maryland on May 10, 2000. However, we did not begin producing revenue until April of 2002. We are a mortgage banker and broker providing residential mortgage loans to consumers. We originate most mortgage loans with the intention to sell the loans in the secondary market for profit. Specifically, over 95% of the loans that we make are intended to be sold and less than 5% of the mortgage loans that we originate are intended to be kept in our loan portfolio. We utilize warehouse lines of credit (as described below) to fund those loans that we sell within 60 days of origination. The loans that are sold are usually sold with between 1% and 4% of gross profit, and the loans that we hold in our portfolio earn interest in excess of 12%.

Our mortgage loans are produced from two origination channels. The first origination channel is from our retail branches (as described below) that produce loans directly from consumers obtaining first or second mortgages. As of the date of this offering, we have forty-three branches in Maryland, Pennsylvania, Virginia, and Ohio with ninety-one loan officers in total. Each loan officer originates loans using the Company's loan programs. Each branch pays certain fees to us for each loan, which vary depending on the loan program and loan size. We own all of these branches.

The second origination channel of mortgage loans is from our wholesale division, where such loans are obtained from licensed mortgage brokers that choose to use our programs. In contrast to loans originated from our retail division (where we make loans directly to customers) loans generated by our wholesale division are originated from mortgage brokers. As of the date of this offering, thirty-four account executives originate loans from brokers in our wholesale division.

Presently, the funds that we use to lend for mortgages are obtained by us through two expensive warehouse lines of credit and the sales of mortgages, as described below. With the $500,000 to $5 Million that we anticipate raising through this offering of subordinated debt and the resultant ability to obtain less expensive warehouse lines of credit, we will have increased capital, as well as have the ability to obtain cheaper capital to lend. Additionally, with the increased capital, we will have the capability of hiring additional loan officers, and account executives and opening new retail branches to increase our loan volume. Below, we discuss the milestones that we intend to reach as a result of this Offering.

RISK FACTORS

The below is a discussion (listed in the order of importance) of the risk factors which we consider to be the most substantial to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

A. Indebtedness that is Senior to the Notes Have Priority Over Our Obligations Under the Notes, Which May Affect Our Ability to Repay the Notes.

Your right to receive payments on the Notes will be junior to substantially all of our existing indebtedness, as well as all future borrowings such as future warehouse lines of credit that we will obtain. The Notes will be subordinated to the prior payment in full of all of our other debt obligations (for a listing of such debt which will take priority, please see the Description of Notes section below). However, the Notes will be senior to our financial obligations to our stockholders in that capacity. See "Description of Notes" below.

We do not currently intend to use any proceeds from the sale of the Notes to repay any of our senior indebtedness. In addition, we may incur substantial additional indebtedness in the future, which would also rank senior to your Notes. Because of the subordination provisions of the Notes, in the event of our bankruptcy, liquidation, or dissolution, our assets would be available to make payments to you under the Notes only after all payments had been made on all of our senior indebtedness. It is possible that sufficient assets may not remain (after all such senior payments have been made) to make any payments to you under the Notes, including payments of interest when due, or payments of principal upon maturity.

B. Substantial Indebtedness Could Prevent Us from Fulfilling Our Obligations Under the Notes.

Generally, substantial indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under the Notes by:

- increasing our vulnerability to general adverse economic and industry conditions;
- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures, and other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- placing us at a competitive disadvantage compared to our competitors that have less debt; and
- limiting our ability to borrow additional funds.

Subject to limitations contained in our other outstanding debt obligations we may incur substantial additional indebtedness in the future. If we borrow more money, the risks to holders of the Notes could intensify.

C. No Trading Market For the Notes, Which May Make it Difficult to Transfer Your Notes, Which Limits Your Ability to Liquidate Your Investment.

Another risk that you should consider is that your ability to liquidate your investment is limited because the lack of a trading market, and the limitations and potential penalties on repurchase requests prior to the maturity of the Notes. Specifically, your Notes may not be transferred without giving us prior written notice, as described below in "Description of Notes." In addition, there will be no trading market for the Notes. Due to the restrictions on the transfer of the Notes, and the lack of a market for the sale of the Notes you might be unable to sell, pledge, or otherwise liquidate your investment. Additionally, repurchases of the Notes by us prior to maturity at the request of the holders of the Notes are subject to repurchase penalties.

D. The Notes will Include No Obligation for Us to Provide a Sinking Fund, Security, Insurance, or Any Other Guarantee of Our Obligations to Make Payments on the Notes Which May Limit Our Ability to Repay the Notes.

Unlike other types of debt which are secured by assets of the borrower, as well as a lien against certain receivables and general intangibles of such borrower, the Notes will not be secured by any of our assets. Moreover, we do not intend to contribute funds to a separate account (commonly known as a sinking fund) to make interest or principal payments on the Notes. Please keep in mind that the Notes are not certificates of deposit, or similar obligations of the Company, and are not guaranteed by, or insured by, any depository institution, the Federal Deposit Insurance Corporation, or any other governmental entity or private fund. The fact that the Notes do not include these features may limit our ability to repay the Notes.

E. We Are Subject to Many Restrictions in Our Other Outstanding Debt Which Limit Us from Engaging in Certain Transactions (Which Might Otherwise Allow Us to Obtain Additional Capital) Which May Limit Our Ability to Repay the Notes.

Our other outstanding debt obligations that have been issued impose significant operating and financial restrictions on us, and require us to meet certain financial tests. The restrictions set forth in our other debt obligations may significantly limit, or prohibit us from engaging in certain transactions, including the following:

- incurring or guaranteeing additional indebtedness;
- paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
- making investments;
- creating liens on our assets;
- transferring or selling assets currently held by us; and
- engaging in mergers or consolidations.

These restrictions may limit our ability to execute our business strategy, and our ability to obtain additional sources of capital, which may limit our ability to repay the Notes. In addition, the failure to comply with any of the covenants of our other outstanding debt, the terms governing these Notes, or to maintain certain indebtedness ratios, would cause a default under our other outstanding debt agreements in effect at such time. A default, if not waived, could result in the acceleration of the related indebtedness, in which case such other outstanding debt would become immediately due and payable. A continuing default under, or acceleration of, any of our other debt, would likely cause a default under one or more of the other debt agreements that otherwise would not be in default, and in which case, all such related indebtedness could be accelerated. If this were to occur, we might not be able to repay our debt, or borrow sufficient funds to refinance our indebtedness. Even if new financing were to be available, it might not be on terms that would be acceptable to us, or such refinancing might not be sufficient to satisfy all of our indebtedness, as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the Notes and may limit our ability to repay the Notes.

F. You Will Have Only Limited Protection Under the Terms of the Notes Because We Can Issue Additional Debt Which will be Senior to the Notes And There Are Limited Events of Default Which Might Limit Your Collection Rights Under the Notes.

Generally, in comparison to the restrictive covenants that are imposed on us by our other debt obligations, the Notes contain very minimal restrictions on our activities. Specifically, we will not be restricted from issuing additional debt senior to your Notes, or be required to maintain any ratios of assets to debt, which might increase the likelihood of timely payments of the Notes. Additionally, the terms of the Notes contain only limited events of default (other than our failure to pay principal and interest in a timely fashion). Accordingly, your collection rights under the Notes are limited. See "Description of Notes" section below.

G. Redemption by Us Prior to Maturity May Result in a Limited Return of Your Investment, and You May be Unable to Reinvest Such Proceeds at a Comparable Interest Rate.

We have the right to redeem any Note at any time prior to its stated maturity, upon 30 days written notice to you (see the "Description of Notes" section below). The Notes will be redeemed at 100% of the principal amount, plus accrued, but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the Notes, by reducing the term of the investment. Additionally, you may not be able to reinvest the proceeds of any such redemption of the Notes for the remainder of the original term of the redeemed Notes at an interest rate comparable to the rate paid on those Notes.

H. You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving Interest Payments.

If you choose to have interest on your Note paid at maturity and the term of your Note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

I. We Have a Limited Operating History Which May Make it Difficult for You to Evaluate Our Business and May Make it Difficult for Us to Accurately Forecast Future Revenues.

We have a short operating history, as we only began producing revenue in April of 2002. As a result, we have a limited operating history upon which you may evaluate our business and our prospects. Moreover, the short operating history might make it difficult for us to accurately forecast our future revenues and other operating results.

J. Our Inability to Raise the Minimum Amount of Funds to Achieve the Anticipated Milestones Could Negatively Impact Us Which Might Affect Our Ability to Repay the Notes.

If we only raise the minimum funds as a result of the Offering, or if we fail to raise such minimum funds, we might be delayed in achieving the milestones described in this Offering Circular, which would limit our profitability and our ability to repay the Notes.

K. Failure to Obtain or Renew our Licenses Would Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

If we fail to obtain or renew our required licenses to conduct business as a mortgage broker and lender, we would be unable to continue to conduct business as mortgage lender and broker, and our business would fail, which would restrict our ability to repay the Notes. See the Licenses Section of the "Summary of Business" Section below.

L. A Dramatic Increase in Interest Rates May Negatively Impact Us and Affect Our Ability to Repay the Notes.

If interest rates increase dramatically in a short period of time, the results of this offering might be different than our expectations expressed in this Circular, and such an increase may have a negative impact on us and our ability to repay the Notes. However, we have anticipated gradual interest rates increases (which should not pose a risk to your investment; see our discussion below in the Management's Discussion and Analysis of Certain Relevant Factors in the Section entitled Company Growth).

M. Mismanagement of Our Company May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

If the officers or directors of our Company mismanage our company, the results of this Offering might be different than our expectations expressed in this Offering Circular, which might limit our profitability and our ability to repay the Notes.

N. Company Management Has Broad Discretion Over the Use of Proceeds Which May Affect Our Profitability Which May Affect Our Ability to Repay the Notes.

It is expected that we will use the proceeds from this offering primarily for general corporate purposes as discussed elsewhere in this offering circular, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required (except as otherwise described herein), our management will have broad discretion in determining how the proceeds of the offering will be used. As stated elsewhere herein, our management does not intend to use the proceeds to reduce debt that is senior to the Notes.

O. Litigation May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

Future lawsuits against us might have a negative impact upon the profitability of our company. However, at this time, we are not involved in any litigation.

P. We May Not be Able to Sustain and Manage Growth, Which May Impact Us and Affect Our Ability to Repay the Notes.

In order to meet our strategic objectives, we plan to continue to expand our loan volumes (as described in the Section entitled "Management's Discussion and Analysis of Certain Relevant Risk Factors" below). Continued growth in this area depends largely on:

- our ability to attract borrowers and brokers that wish to use our loan programs;
- the availability of funding, including securitizations, on favorable terms;

- general economic and other factors such as the rate of inflation, unemployment levels, and dramatic increases of interest rates, which are beyond our control; and

- stability and growth in management.

Our continued growth also depends on our ability to manage this growth in loan volume effectively. Factors that affect our ability to successfully manage growth include:

- retaining and recruiting experienced management personnel;

- finding and adequately training new employees;

- cost-effectively expanding our facilities;

- growing and updating our management systems; and

- obtaining capital when needed.

Q. Our Profitability and Ability to Grow is Dependent on Our Warehouse Lines of Credit, and if Such Funding Sources are Disrupted, We Would Be Negatively Impacted Which May Prevent the Repayment of the Notes.

We rely in part on our warehouse lines of credit to fund our operations and growth. If we breach any of our covenants under our warehouse lines of credit, including various financial covenants, the lenders may terminate those credit lines. Disruptions in the securitization market could negatively affect our ability to comply with these covenants, and therefore our ability to borrow or replace these facilities could be adversely affected, which would reduce our profitability, thereby making it more difficult for us to repay the Notes.

R. Poor Performing Mortgage Loans May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

The poor performance of our mortgage loans (which we hold in our loan portfolio as described herein) might have a negative impact upon the profitability of our Company, which might affect our ability to repay the Notes.

S. Due to Intense Competition Among Mortgage Lenders, We May Not be Able to Compete Successfully, Which May Negatively Impact Us and Our Ability to Repay the Notes.

We face intense and increasing competition from numerous mortgage companies, many of which have greater resources than us. Increased competition would make it more difficult for us to originate loans, which would reduce our profitability, thereby making it harder for us to repay the Notes. For a further discussion of our competition, see the Section below entitled "Market Competition".

T. The Deadline of This Offering is Until December 31, 2004, or if Extended at the Discretion of the Company, Until December 31, 2005, and If We Do Not Receive Our Minimum Proceed by Such Time, Your Money Will Be Returned with Little or No Interest.

As indicated elsewhere herein, we have the right to sell the Note until December 31, 2004, or, if extended at the discretion of the Company, until December 31, 2005 and within such time, we must either receive our minimum proceeds as set forth on the cover page to this circular or return all capital invested with a maximum of one percent (1%) interest accrued thereon. Accordingly, if we do not receive our minimum proceeds by December 31, 2004 (or December 31, 2005, if so extended), we will return your capital with little or no interest, and you would have lost the use to such capital for that extended time period. See Plan of Distribution below.

SUMMARY OF COMPANY BUSINESS

A. Current and Future Production by Division

In our first year of operation, for the year ending 2002, we originated (either as a lender, or as a broker) over $200 Million in mortgage loans. During 2003, we originated approximately $425 Million in mortgage loans as a result of our retail branches and our wholesale account executives. Of the originated loans listed above, we acted as the lender for 85% of all such loans, and we brokered 15% to other lenders.

The past year and a half was a period of growth for us. We grew from 11 retail branches in the beginning of 2003 to 43 branches by June of 2004. Our loan volume grew from 125 loans a month to over 400 loans a month. Loan volumes in the beginning of 2003 were $18 Million of loan originations a month, and by May of 2004, loan origination volume was over $65 Million a month. Additionally, in the beginning of 2003, we had 6 wholesale account executives (in our wholesale division); as of June, 2004, we had 34 account executives. The Wholesale loan volumes went from $6-8 Million of loan originations per month in the beginning of 2003 to over $25 Million of loan originations a month in May 2004. The revenue and profit earned by each division for the end of 2003 is set forth below.

We intend to have 60 branches in our retail division by the end of 2004. Additionally, we intend to have at least 40 account executives by the end of 2004 in our wholesale division.

With the above additional branches and staff, we hope to continue our growth in 2004. Although interest rates have recently started to rise, our expectation of success in the future is based upon our growth in sales and production staff, which, we believe, will increase our revenue and offset any decline in revenue that might be incurred by higher interest rates. See the discussion below in the section titled Management's Discussion and Analysis of Certain Relevant Factors.

B. Revenue from Each of Our Divisions

At the time of this offering, the breakdown of production by each of our divisions is as discussed above. The revenue and net profit of each of our divisions for August through December of 2003 are as follows (as mentioned above, the revenue to our "Corporate Office" does not include such revenue retained by the retail branches; the financial arrangement of the branches is described below in the section titled "Bay Capital Branches"):

Month	Revenue to Corporate Office		Net profit	
	Branch	Wholesale	Branch	Wholesale
August	$267,074	$379,002	$85,930	$30,191
September	$219,373	$311,811	$27,543	($86,130)
October	$159,555	$436,494	($5,018)	$57,621
November	$127,099	$470,941	($15,559)	$70,097
December	$137,276	$378,909	($8,313)	($39,492)

C. The Marketing Strategy

As explained in the Management's Discussion and Analysis of Certain Relevant Factors section of this circular, our marketing strategy is to increase the two channels of our loans with the additional capital raised through this offering by obtaining less expensive warehouse lines of credit and expanding our retail and wholesale divisions, as discussed below.

The strategy for growth will require adding two to three new retail branches each month. This will be accomplished by several efforts, including tradeshows, broker shows, lender fairs, Internet, trade publications, direct mail, and other forms of marketing.

The strategy for growing the wholesale channel is to hire account executives in each market area to work with new brokers to send their loans to us. Regional managers will also be required to manage every ten account executives.

D. Loan Programs

We act as the lender by making loans in connection with many different residential mortgage loan programs that include (without limitation) the following:

1. Conforming Loans;
2. Non-Conforming Loans;
3. Jumbo Loans;
4. Sub-Prime Loans;
5. Construction Loans;
6. Renovation Loans;
7. Second Mortgages;
8. Adjustable Rate Loans;
9. Fixed Rate Loans;
10. Balloon Loans;
11. FHA Loans; and
12. VA Loans.

We publish rate sheets that include most of the loan programs listed above, in order to provide a complete menu of products for our retail branches, as well as the mortgage brokers contacted through our wholesale division. The rates typically change daily, as the market conditions fluctuate.

E. Licenses

We are a licensed mortgage broker and lender, governed by various governmental agencies, as discussed below.

Each state in which we do business requires us to be registered and licensed by that state to make consumer and real estate loans. Additionally, we make government insured loans that require that we be approved by the Department of Housing and Urban Development, as well as the Veterans Administration, as applicable. The approvals from these agencies were obtained in July of 2002, and are renewed annually.

Specifically, we are licensed to act as a lender and/or mortgage broker in the following states: Colorado, Connecticut, Delaware, Florida, Indiana, Kentucky, Maryland, Michigan, Missouri, North Carolina, Ohio, and Pennsylvania.

It is expected that we will become licensed in all fifty states in the near future. However, our plan is to focus on the states located on the east coast during the twelve months following the date of this offering.

In the event that we are unable to obtain a license (or a renewal thereof), or have a license suspended or revoked, there would be a negative impact on our operating expectations. However, to date, we have never been denied a license, or had the same suspended or revoked.

Additionally, we are qualified to conduct business in the following states: California, Colorado, Connecticut, District of Columbia, Delaware, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Maine, Michigan, Missouri, Mississippi, North Carolina, New Hampshire, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Virginia, Vermont, Wisconsin, West Virginia, and Massachusetts.

F. Market Competition

Although interest rates have begun to rise in the recent months, mortgage interest rates still have been at a thirty-year low, and many lenders have grown rapidly and achieved much success. We are positioned to compete on two levels. The first level includes loans with low interest rates that are available for a borrower that has qualifying credit and debt ratios (such loans are called prime rate loans). The second level includes loans with higher rates for the borrower that cannot qualify for the low interest rates, due to poor credit or a high debt to income ratio. These higher rates will range from a rate just higher than the (low) market rate, to a rate substantially higher than the market interest rate. The term used for loans in connection with the credit-impaired market is called "sub-prime loans".

We consider the following companies to be our primary competition:

Conforming Market

Wells Fargo

Countrywide

Indymac

Columbia National Bank

First Nationwide

Sub-Prime

Ameriquest
Option One
Accredited
Decision One
Wilmington National
Saxon
Equifirst

Typically, our retail branch division focuses upon prime rate loans (also known as "A Paper" in our industry) and our wholesale division focuses upon sub-prime rate loans (also known as "BCD Paper" in our industry).

In addition to competing on the two levels discussed above, we believe that we offer competitive customer service to our customers, as described below.

Although most of our competition consists of larger organizations, which are backed by large banks, this is not a hindrance in capturing market share from our competition; our strategy is not to be the biggest lender, but to deliver consistent service and competitive interest rates. The market has hundreds of mortgage lenders competing for the same loan. The market for loans is very competitive, and each lender must have great service, competitive loan programs, and market rates. Most lenders offer similar loan programs with similar interest rates. The only difference between such competing lenders is the service provided by each company.

We provide superior customer service. For example, we require that the underwriter of each loan speak to the applicable loan officer within 24 hours after a loan application is submitted. This requirement creates a higher level of service than other mortgage lenders; typically for loans through other mortgage lenders, the underwriter is not in contact with the other parties involved in the loan process. Additionally, we offer our customers an expedited closing process: we have the capability to close a loan 48 hours after we receive the loan application. Typically, our competitors take a week (or longer) to complete that same closing process.

G. Compensation of Account Executives in Wholesale Division and Loan Officers in Retail Division.

Our account executives (in our wholesale division) are paid on commission, with a guaranteed minimum draw amount of $1,000 twice a month. Our loan officers (i.e., the "account executives" in our retail branch division) that originate each loan receives a commission between 25% and 75% of the fees earned by the branch for such loan closed (depending upon (i) the arrangement each loan officer has with the retail branch manager, and (ii) the type of loan).

H. Bay Capital Branches

As mentioned above, our retail division consists of retail branches that we own in Maryland, Pennsylvania, Virginia, and Ohio. Each branch is its own profit center, and, similar to a franchise relationship, we receive certain fees on all loans. Additionally, we earn between 35BPS (basis points: 100 basis points equals 1%) and 300BPS depending on the loan product. Although we do not actually support the branches financially, as all expenses are paid from the revenue of each branch, we do provide the support system in exchange for the loans that eventually are sold in the secondary market.

Specifically, once an individual applies and is approved as a branch manager, the manager has the authority to manage the profit and loss of their operations (including the hiring, firing, staffing, marketing, and the day-to-day operations of the branch operations). Our corporate office handles all payroll, licensing, human resources, legal, loan products, underwriting, closing, and funding. The branches act as originators for loans that they make, and they utilize our Bay Capital rate sheets. Once a loan officer at the branch has taken a loan application, the loan is turned over to our corporate office to be underwritten, processed, closed, and funded.

Once a loan is funded, the branch receives the points and fees on the loan. The points and fees are deposited into the branch checking account, which is separate from our corporate bank account. All of the expenses and certain fees of each branch are paid from each of the branch's checking account and the balance remaining in each branch account at the end of each month is the branch profits which are paid to the Branch Manager.

However, each of the branch-originated loans are owned by Bay Capital; and, as discussed above, we sell most of our loans on the secondary market to other investors at a profit. For example, to illustrate how we generate revenue from our branch operations, if a branch makes a $100,000 loan and charges 2 points and $500.00 in fees, when the loan closes, the branch earned $2,000 in points and $500.00 in fees for a total of $2,500. We would fund such a loan and sell the loan to other investors for $101,000.00 or a $1,000 net profit to corporate (in addition to certain other fees we receive from the retail branch for each closed loan). The branch earned $2,500 gross and then would submit branch bills and certain Bay Capital fees to be paid out of the $2,500 earned. If the branch pays $1,000 in bills and fees, the branch profits would be $1,500, which is payable to the Branch Manager at the end of each month.

I. Employees

The Company's employee roster as of the beginning of June of 2004 was as follows:

Total staff = 214

Branch (retail) sales staff = 122

Wholesale sales staff = 48

Support staff = 44

Of these employees, 202 were full-time employees.

J. Company Leased Property

Our principal properties include the following leased locations which we use as office space:

10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
(Company headquarters)

3821 Little York Road
Dayton, Ohio 45414

K. Company Anticipated Milestones for Necessary Growth

Listed below (in chronological order) are several milestones that we must reach in order to increase our profitability following the closing of the offering. The expected method by which we will achieve the milestones is also set forth below:

Milestone	Expected Method of Achievement	Number of Days After Receipt of Proceeds When Milestone Should be Accomplished	$ Required For Each Milestone
50 Branches	Tradeshows, broker shows, lender fairs, the Internet, trade publications, direct mail and other forms of marketing to prospective branch managers that will open the branches on behalf of the Company.	120 days from receipt of proceeds	$200,000
40 Account Executives	We intend to hire such employees using customary hiring methods.	150 days from receipt of proceeds	$400,000
55 Account Executives	Same method as set forth above for increase of Account Executives	360 days from receipt of proceeds	$600,000
75 Branches	Same method as set forth above for increase of Branches	360 days from receipt of proceeds	$600,000

As discussed above, our primary objective is to grow closed loan volume within 12 months after the offering. Our profitability will improve with increased closed loan volumes, as the closings-per-employee ratio improves. However, delays in achieving the increased closed loan volumes will affect profitability and liquidity. At the time of this offering, the proportion of conforming loans to sub-prime loans is sixty percent conforming loans, and forty percent sub-prime loans. The closed loan volume targets are an important objective, however the ratio of conforming loans to sub-prime loans is more important, as the profit margins are higher with sub-prime loans.

After reviewing the nature and timing of each milestone set forth above, we advise you to reflect upon whether achievement of each milestone within the applicable estimated time frame is realistic. You should further assess the consequences of delays or failure of achievement of the milestones in making your investment decision.

L. Cost of Expansion of Branches and Wholesale Division

As discussed above, although we own all of the retail Bay Capital branches, we are not directly responsible for the expenses associated with opening a Bay Capital retail branch, as all expenses associated with such branches are satisfied with the revenue of each such branch. However, as new branches are opened and additional account executives in our wholesale division are hired, we have expenses associated with expanding our corporate infrastructure to process the loans generated by such additional branches and account executives. Specifically, each of our loan processors has the capacity to process twenty (20) loans each month. Therefore, for each additional four to five account executives, or each additional four to five branches that we add, we will hire an additional processor for our corporate office. The average annual salary of each such processor is approximately $40,000. Additionally, in order to expand our divisions, we incur certain marketing expenses. Our expected costs of expansion is set forth above in the Company Anticipated Milestones Sections. Of course, such additional costs should be offset by the revenue generated by such expansion.

M. Our Warehouse Lines of Credit

In order to fund the loans originated from our retail branch division and our wholesale division, we have in place two lines of credit (known as "warehouse lines of credit"), whereby we take out short-term loans (not exceeding 60 days) to fund the retail and wholesale loans, and over 95% of these loans are then sold and the lines of credit are paid in full within sixty (60) days of the loan closing. At this time, the warehouse lines of credit that we utilize are with First Tennessee Bank Warehouse Lending and First Collateral Warehouse Lending.

N. Directors and Officers Participation in this Offering

We do not expect for the Company officers and directors to purchase the Notes in connection with this Offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

A. Company Growth

Recently, the interest rate environment has been at a thirty-year low. This caused a surge in re-financing and new loans among homeowners. This surge will not last indefinitely, and the interest rates have started to increase in the recent months and will continue to increase, which will cause a projected 50% slowdown of re-financings over the coming six months. Therefore, as described in the Milestones section above, it is important that we grow in wholesale staff and retail branches in order to offset the decrease in re-financings. The personnel growth should insulate the Company from a decrease in loans as a result of the increased interest rates.

During the recent months, as the interest rates rose, our retail division's loan production decreased. However, our wholesale division's production actually increased. As stated above, our retail division and our wholesale division focuses upon different types of borrowers: our retail branches focus upon prime rate loans ("A paper"), while our wholesale unit focuses upon sub-prime loans ("BCD paper"). Accordingly, our retail branch division has been impacted more than our wholesale division by the rising interest rates, as our wholesale division is already predominantly involved in higher rate loans.

In reality, we always projected interest rates to rise. Accordingly, we have planned to increase the number of retail branches so that the decrease in loan volume at each branch due to the rising interest rates would be offset by the increased number of branches. Our goal has always been to stabilize our monthly loan volume, not necessarily to increase it. Our monthly objective has been between $40-$50 Million per month in each of our units, branch and wholesale. During 2003, our retail unit grew much faster than projected due to very low interest rates, while the wholesale unit was slow to grow. As of the end of 2003, our retail loan volume remained steady at between $18-$25 Million of monthly loan volume. Our wholesale unit started out at the beginning of 2003 with 30 closed loans which had a volume of $3 Million of closed loan volume, and ended the year of 2003 at 110 closed loans for $19 Million of closed loan volume. These 2003 figures for our wholesale division reflect a 600% increase.

We had 6 wholesale account executives in January of 2003, 22 in December of 2003, and 34 account executives in June 2004. We will easily be able to hire at least an additional 5 Account Executives before the end of 2004. The average number of loans generated in the wholesale division has been 4-5 loans for each month for each account executive, and each loan is equal to an average amount of $180,000; monthly, account executives have generated at least $900,000 in loan volume in the several recent months.

Average monthly production from a branch is 5 loans for $900,000. Of course, some branches produce a much higher volume--our largest producing Bay Capital branch closes on average $8 Million per month. In fact, as stated above, we started 2003 with 11 Branches and ended 2003 with 28 branches. This is a growth of 2.5 times. And, as of June, 2004, we had 43 branches. During the months at the end of 2003, we have added an average of 2 to 3 new branches per month, which has produced an average of 16 loans per month. Our objective for 2004 is to add 2 or 3 new branches for each month in order to end the year of 2004 with 60 branches total. In fact, In March of 2004, we closed $65 Million in loans.

In sum, the key to our success is our ability to grow retail branches and wholesale sales staff that cause a higher volume of loans to close each month.

This Offering further supports our overall growth strategy by providing the capital base necessary for such rapid growth. The costs associated with expanding our retail branch and wholesale divisions is set forth above in the Company Anticipated Milestones for Necessary Growth Section.

B. Explanation of Previous Company Losses and Future Steps Taken to Avoid Such Losses

For our first fiscal year of operations, which ended December 31, 2002, we reported a net loss of $198,952. This loss was a result of certain factors (as discussed below).

One negative factor which caused this loss is that we had operated with certain warehouse lines of credit from warehouse lenders, that lent us the requisite funds for 90 days to fund loans until those loans were sold to other investors. These warehouse lenders charged an average cost of six and ninety-five hundredth's percent (6.95%) for 2002. Other warehouse lines of credit from other warehouse lenders charged during that time libor + 300 BPS (basis points; 100 basis points equal 1%), which would have resulted in a cost of only 4.63%. Using other warehouse lenders would have saved us over two percent (2%) annually on our outstanding balance. This offering provides us with additional capital that will be used to negotiate less expensive warehouse lines of credit, which will have a substantial positive financial impact on the net income for fiscal year 2004.

In addition to the net interest rate adjustment, the typical warehouse lender charges between $50.00 to $75.00 per loan. Accordingly, using a different warehouse lender would have saved us on average $100.00 per loan, as the per loan charge by the banks that we used was between $125 to $275 per loan warehoused (i.e., for each loan). One thousand twenty three (1,023) loans were warehoused in fiscal year 2002. At an average of $100.00 savings per loan, we would have earned an additional $102,300 in 2002. This offering provides us with additional capital that will be used to negotiate less expensive warehouse lines of credit, which would have a substantial positive financial impact on the net income for fiscal year 2004. In addition to the interest rate spread discussed above, and the per loan charge savings, we would have earned over $340,000 in additional revenue in fiscal year 2002.

In fact, net interest income always showed a loss through 2002 and midway through 2003 until the lines of credit were replaced with less expensive warehouse lines of credit. The net interest income by 2003 year end on a monthly basis was $15,000. We went from a $15,000 net loss to a $15,000 net gain each month, on interest alone.

Other factors which have increased our profitability include: (i) increased loan production, (ii) increased number of branches, and (iii) increased number of wholesale account executives. We reported a net profit of $100,000 in 2003 as compared to a net loss of $198,952 for 2002. During that period, we grew our loan closing volume from $223 Million in 2002 to over $459 Million in 2003. In January of 2004, we reported a net profit of over $300,000.

The net loss in 2002 was also caused by certain start-up costs, which are non-recurring expenses. These start-up expenses included: staff recruitment expenses, software expenses, and initial legal expenses. Moreover, it is important to note that during our initial year, we did not have a large enough loan volume to support our overhead expenses. Of course, at the present time, our loan volume supports all of our overhead expenses.

As of the date of this Offering Circular, we have already replaced the warehouse loans with less expensive interest and fees. As a result of this Offering, we anticipate obtaining warehouse lines of credit that are even more inexpensive. The net interest margin has increased from a loss of $27,000 in fiscal year 2002, to a profit of $180,000 in fiscal year 2003.

C. <u>Existing Gross Margins on Loans</u>

As explained before, the Company originates prime mortgages (FNMA, FHLMC, FHA, VA) and sub-prime mortgages (for the income or credit impaired). The income spread on Prime loans is typically 50-60 BPS (as explained above, BPS stands for basis points; 100 basis points equate to 1% of the principal balance of the loan). The spread on sub-prime to prime loans is typically 250-400 BPS. As mentioned above, as more sub-prime loans are produced, more profits can be earned by the Company. Our existing ratio of prime loans/sub-prime loans is 60/40.

D. Nature of Accounts Payable, Lines of Credit, Loans Held for Resale and Relationship Between Large Amount of Loans Held for Resale and the Much Smaller Amount of the Company's Total Revenue

The accounts payable in our balance sheet reflect ordinary trade payables (without delinquencies) that occur in the normal course of our business.

Additionally, our balance sheet reflects a higher amount of accounts receivable (i.e., our mortgage loans held for resale) in comparison to loan revenues. The reason for this disparity is because our receivables are mortgage receivables and are secured by liens on the mortgaged property, and the majority of the mortgage loans are sold within 60 days. Given the industry in which we operate, it is common for our loans held for resale to be significantly higher in comparison to revenues. Such account receivables are not aged and no allowance is provided for difficulty in collection. As a mortgage lender, we buy and sell mortgages, and our receivables represent the inventory of loans that have not yet been sold to third parties.

Moreover, the reasons for the increase in the loans held for resale between 2002 and 2003 reflects the increase in the number and the aggregate dollar amount of loans made and available for resale during 2003. The loan volumes (i.e., the dollar amount of loans made and sold by us) increased from 2002 until 2003 as a result the low interest rates, and our increased branches and account managers.

E. Net Marketing Gains on Loans Sold.

The revenue term in our financial statements of "net marketing gains on loans sold servicing released" refers to the gains which resulted from our mortgage loans that we sold. The term "servicing released" refers to the fact that, upon selling the loans, we did not withhold the obligation to service the loans. In our industry, even if a lender sells its loans, at times it retains the obligation (for a fee) to continue to service the loan (e.g., collect the monthly payments, manage the escrow accounts, pay the property taxes, etc.). We, however, release the servicing of the loans that we sell to the purchaser thereof.

The material increase of the net marketing gains on loans sold between 2002 until 2003 is a result of our increased loan volume (i.e., the dollar amount of loans made and sold by us), which was caused by the low interest rates, and our increased branches and account managers which produced additional loans.

F. Statistical Disclosure

The statistical information on Bay Capital set forth in the following sections is furnished pursuant to Industry Guide 3 under the Securities Exchange Act:

I. Distribution of Assets, Liabilities, and Stockholders' Equity; Interest Rates and Interest Differential

Information required by this section of Guide 3 is presented below:

BAY CAPITAL CORPORATION
MONTHLY AVERAGE BALANCES, INTEREST INCOME/EXPENSE
AND AVERAGE YIELDS EARNED AND RATES PAID

	2003					2002				
	Average Balances		Interest Income/ Expense		Yields/ Rates	Average Balances		Interest Income/ Expense	Yields/ Rates
Assets									
Interest-earning assets									
Accounts receivable - loans	$ 17,765,008	(3)	$ 1,102,298	(2)	6.20%	$ 9,015,136	(3)	$ 426,701	4.73%
Other assets									
Cash & equivalents	474,521					177,246			
Accounts receivable - other	127,865					141,990			
Property & equipment	227,592					210,218			
Total assets	$ 18,594,986					$ 9,544,590			
Liabilities and Stockholder's Equity									
Interest-bearing liabilities									
Warehouse lines of credit	$ 16,747,692	(3)	911,285	(2)	5.44%	8,235,148	(3)	357,741	4.34%
Other liabilities									
Accounts payable	185,476					81,173			
Accrued expenses	38,579					32,391			
Total liabilities	16,971,748					8,348,712			
Stockholder's Equity	1,623,238					1,195,878			
Total liabilities and stockholder's equity	$ 18,524,397					$ 9,544,590			
Interest rate spread					0.76%				0.39%
Net interest income			$ 191,013					$ 68,960	
Net interest margin (1)					1.08%				0.76%

Notes

(1) Net interest margin equals net interest income divided by interest-earning assets.

(2) Interest income and expense includes $634,857 and $572,716, respectively, which are included in branch revenues in the company's financial statements.

(3) Average assets and liabilities have been computed using month-end balances because daily balances are not available. Balances in accounts receivable from loan originations and the related funding from the warehouse lines are higher at the end of the month and beginning of the following month because of the nature of the loan closing cycle. Therefore, computing averages for the periods using month-end balances produces higher average balances than if daily balances were used. Consequently, it is also not practicable to compute the analysis of changes in net interest income caused by changes in volume and changes in interest rates.

II. Securities Portfolio

The Company has not held any significant investment obligations of: (1) The U.S. Treasury or other U.S. Government agencies and corporations; (2) States of the U.S. and political subdivisions; or (3) other securities including bonds, notes, debentures and stock of business corporations, foreign governments and political subdivisions, inter-governmental agencies, or the Federal Reserve Bank.

III. Loan Portfolio

The Company only holds residential mortgage loans. The other statistical information required by Industry Guide 3, in connection with the maturities and sensitivities of loans to changes of interest rates is not applicable, as we sell most of our mortgage loans. Additionally, the risk elements disclosure required under Industry Guide 3 are not applicable, as all loans are deemed to be current and not at risk because most of our loans are sold to third parties.

IV. Summary of Loan Loss Experience.

The statistical information required under this section of Industry Guide 3 is not applicable, as most of our loans are sold after closing, as discussed in the footnotes to our financial statements.

V. Deposits.

This section of Industry Guide 3 is not applicable as we hold no deposits.

VI. Return on Equity and Assets.

The information required by this section of Industry Guide 3 is set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Average assets	$ 18,594,986	$ 9,544,590
Average equity	1,623,238	1,195,878
Net income (loss)	116,317	(198,952)
Return on average assets (ROAA)	0.63%	-2.08%
Return on average equity (ROAE)	7.17%	-16.64%
Average equity to assets	8.73%	12.53%

VII. Short-Term Borrowings.

The information required by this section of Industry Guide 3 is set forth below:

	Year Ended	Year Ended

	December 31, 2003	December 31, 2002
Maximum borrowing at any month end during the period	$ 26,082,632	$ 16,006,515
Average borrowings during the period	16,747,692	8,235,148
Outstanding borrowings at end of period (1)	14,557,587	$ 16,006,515
Weighted average interest rates at end of period	4.60%	6.72%

(1) All borrowings under warehouse lines of credit are at LIBOR plus a variable margin and are due annually on a revolving basis.

OTHER RELEVANT FACTORS

The following factors may be relevant to the price at which the securities are being offered hereunder:

Our net after-tax loss for 2002 was $198,952.00. Our net after-tax income for 2003 was $116,317.

Our net tangible book value was $1,266,785 (or $2,533.57 per share) for 2002 and $1,501,271 (or $2,101.76 per share) for 2003. For purposes of this value, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs, and similar intangible items) minus total liabilities.

USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

	If Minimum Amount of Notes Sold Dollar Amount	% of Proceeds	If Maximum Amount of Notes Sold Dollar Amount	% of Proceeds
Total Proceeds	$500,000		$5,000,000	
Less: Offering Expenses				
Commissions & Finders Fees	$0		$0	
Legal & Accounting	$30,000	6%	$60,000	1.2%
Copying & Advertising	$10,000	2%	$20,000	.4%
Net Proceeds from Offering	$460,000	92%	$4,920,000	98.4%
Uses of Net Proceeds				
Operating Expense	$260,000	52%	$620,000	12.4%
Operating Capital/Fund/Purchase	$200,000	40%	$4,300,000	86%

Mortgage Loans		
Total Use of Net Proceeds	$500,000	$5,000,000
Percentage of Proceeds Used	100%	100%

The operating expenses set forth above reflect salaries, advertising, and other related expenses involved with our company's growth of retail and wholesale divisions. The operating capital referenced above will be used to improve our net worth which will allow us to obtain larger lines of credit from our warehouse lines of credit. Specifically, if we are able to raise $5 Million as a result of this Offering, we intend to pledge approximately 85%-86% of such proceeds to our warehouse lenders in order to increase our credit lines and obtain better loan terms. Warehouse lenders typically allow the borrowers to borrow fifteen (15) times their net worth; accordingly, if we raise $5 Million, and we have in excess of $4 Million remaining (after the payment of our operating expenses, as set forth above), we should be able to borrow in excess of $60 Million from our warehouse lenders. Additionally, the operating expenses will enable us to expand our retail and wholesale divisions, as discussed in the Company Anticipated Milestones for Necessary Growth set forth above. If we raise more than the minimum amount of proceeds, we intend to use 10%-15% of such proceeds for the above-described operating expenses, with the balance of such proceeds for operating capital.

In the event the proceeds from this offering are not sufficient to accomplish the goals described in this offering circular, the following is the order of priority in which such proceeds shall be applied:

(i) costs associated with this offering;
(ii) operating expenses (for the expansion of our retail and wholesale divisions); and
(iii) operating capital for the purchase of mortgage loans.

Currently and in the past, working capital has come from revenue, as well as the Company shareholders and other debt obligations. However, after we receive the minimum proceeds from the Offering, no material part of any other funds will be used together with the proceeds of this Offering for the expected milestones of this Offering described above.

No material part of the proceeds of this offering will be used to discharge indebtedness or to acquire assets, other than in the ordinary course of business. Furthermore, no amount of the proceeds will be used to reimburse any officer, director, employee or stockholder for services already rendered, or any assets previously transferred. However, proceeds from this offering may be used to reimburse shareholders for any shareholder loans to the Company (which is included in operating expenses).

Even if we only raise the minimum proceeds as a result of this offering, such proceeds will still provide our company with the increased net worth and cash to achieve the growth described herein and meet our projections, described above. If we raise the minimum funds, we do not anticipate the need to raise additional funds within six (6) months thereafter.

We do not anticipate any cash flow issues; we expect cash flow to improve within 60 days after this offering. All accounts payable have been paid within the acceptable time frame, and no collections or judgments against us exist.

After reviewing the portion of the offering allocated to the payment of offering expenses, as well as any other applicable payments, a potential investor should consider whether the remaining portion of the investment, which would be allocated for future development of our business and operations, would be adequate.

This offering will raise all the funds needed for the twelve months after the closing of the offering. Such proceeds will be used for our operating expense and capital. Additionally, the proceeds are expected to be for expanding our retail and wholesale division, as described above, as well as leveraging net worth for more favorable warehouse lines, and other lines of credit, to have the ability to make more loans.

CAPITALIZATION OF COMPANY

As of the most recent balance sheet dated December 31, 2003:

	Amount Outstanding		
	As of:	As Adjusted After Offering	
	12/31/03	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 4.28%)	$15,119,518	$15,119,518	$15,119,518
Long-term debt	N/A	$500,000	$5,000,000
Total debt	$15,119,518	$15,619,518	$20,119,518
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
N/A	N/A	N/A	N/A
Common stock — par or stated value	$ 450,000	$450,000	$450,000
Additional paid in capital	$ 1,133,906	$1,133,906	$1,133,906
Retained earnings (deficit)	$ (82,635)	$(82,635)	$(82,635)
Total stockholders equity (deficit)	$ 1,501,271	$1,501,271	$1,501,271
Total Capitalization	$ 16,620,789	$17,120,789	$22,620,789

Number of common shares authorized: 1000 shares of no-par Common Stock.

DESCRIPTION OF NOTES

The chart below explains the material terms of the Notes

Issuer	Bay Capital Corp.
Issuer Agents	Stewart D. Sachs and Benjamin M. Lyons.

Securities Offered	Renewable Unsecured Subordinated Notes (for the four maturities listed below). The Notes are unsecured promises to pay issued by us. By purchasing a Note, you are lending money to us. The Notes represent our obligation to repay your loan with interest. We will offer: (i) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of one (1) year; (ii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinated notes with a maturity of two (2) years; (iii) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of three (3) years; and (iv) up to $1.25 Million aggregate principal amount of our renewable unsecured subordinate notes with a maturity of five (5) years
Method of Purchase	Prior to your purchase of Notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the Notes and certain other information regarding your ownership of the Notes.
Denomination	You can choose the denomination of the Notes you purchase in any principal amount of $1,000 or more.
Offering Price	100% of the principal amount per Note.
Maturity	You can generally choose maturities for your Notes of either 1 year, 2 years, 3 years, or 5 years, however, depending on our capital requirement at the time, we may not always sell Notes of all maturities.
Interest Rates	1-year Notes - [_____] (3% over the 10-year Treasury Bond) 2-year Notes - [_____] (4% over the 10-year Treasury Bond) 3-year Notes - [_____] (4.5% over the 10-year Treasury Bond) 5-year Notes - [_____] (5% over the 10-year Treasury Bond) We update our rates quarterly (at the beginning of January, April, June, and September), based upon the 10-Year Treasury Bond available at such time. The interest rate of the Notes will be established at the time you purchase them, or at the time of renewal, based upon the above rates, and will remain fixed throughout the term of the Notes.
Interest Payment Dates	You can choose to receive interest payments monthly, quarterly, or at maturity.
Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding Notes upon maturity.
Servicing Agent for Notes	None.

Payment Method	Principal and interest payments will be made by an electronic funds transfer to a depository account you designate in your subscription documents or in the form of a certified check, at our discretion.
Renewal or Redemption at Maturity	Upon maturity, the Notes can be renewed for the same term and at the interest rate we are offering for new Notes (based upon the table set forth above) if we notify you prior to maturity that we intend to renew the Notes and you notify us within 15 days after maturity that you want your Notes renewed. The interest rate that will be offered upon renewal may be different than the interest rate on your original Note, as the Treasury Bill rates fluctuate. At that time, we will provide you with an updated Offering Circular.
Interest Rate for Note Renewals	The new interest rate for a Note that we choose to renew shall be based upon the Treasury Bond; (see "Interest Rate" above in this Section).
Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the Notes at any time at a price equal to their original principal amount plus accrued and unpaid interest. You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or disability, we will charge you a penalty of up to six (6) months interest on your outstanding Notes. The total principal amount of Notes that we will be required to repurchase, for any reason, in any calendar quarter will be limited to the lesser of: • Two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous calendar quarter; or • $1 Million Dollars.
Consolidation, Merger or Sale	Upon any consolidation, merger, or sale of our Company our successor will be required to assume our obligations to pay principal and interest on the Notes.
Ranking; No Security	The Notes: • are unsecured; • rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities • rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes;

- rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes; and

- rank senior to any of our existing and future debt owed to our affiliates or subsidiaries.

Restrictive Covenants	We desire to maintain a positive consolidated net worth. Additionally, we do not intend to pay dividends or other payments of cash or property to our stockholders (other than a dividend of our capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the Notes exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction would not apply if the default or event of default were the result of a failure to timely pay interest or principal that was inadvertent and was cured within ten (10) calendar days after we received written notice of the default or event of default.
Absence of Public Market	There is no existing market for the Notes. We cannot provide you with any assurance as to: • the liquidity of any market that may develop for the Notes; • your ability to sell or pledge your Notes; or • the prices at which you would be able to sell your Notes.
Restrictions of Transfer	The terms of the Notes will require the holder of a Note to give us: (i) written notice prior to making a transfer, and (ii) a written opinion of such holder's counsel reasonably satisfactory to us to the effect that such transfer may be consummated without registration or qualification under any federal or state law in effect. Promptly upon receiving such written notice and a reasonably satisfactory opinion, we shall notify such holder that he/she may sell or otherwise dispose of the Note. If a determination has been made by us that the opinion of counsel is not reasonably satisfactory, we shall so notify the holder promptly after such determination has been made.
Issues of Additional Securities	The terms of the Notes will contain no provisions permitting or restricting (i) the issuance of additional Securities, (ii) withdrawal of cash deposited against such issuance (once the minimum sale of Notes is made, as discussed herein), (iii) incurring of additional debt, or (iv) the modification of terms of securities.
Subordination	As explained above, the repayment of the Notes will be subordinate to our obligations under other Company debt. Specifically, the Notes will be subordinate to outstanding warehouse lines of credit, which, as of December 31, 2003, are as follows:

TERMS OF OUTSTANDING DEBT

Lender	Year End Rate	Average Interest Rate	Interest Rate	Due Date	Amount Due December 31, 2003
First Tennessee Bank Warehouse Lending	6.68	6.74	Libor Plus Variable Margin	Annually On A Revolving Basis *	$5,519,325
First Collateral Warehouse Lending	6.89	6.95	Libor Plus Variable Margin	Annually On A Revolving Basis *	9,038,262

* Interest is payable monthly.

PLAN OF DISTRIBUTION

There are no underwriters or selling agents (that is, persons selling the securities as agent for the Company for a commission or other compensation) in this offering.

Community First Bank, 3725 Old Court Road, Baltimore, Maryland 21208, an independent bank acting as escrow agent, will hold the proceeds of the sale of the Notes until minimum proceeds of $500,000 are raised as set forth on the cover page of the circular.

In the event that the minimum proceeds from the sale of the Notes are not received by December 31, 2004 (unless extended by the Company at that time until December 31, 2005), the funds received by the Company in addition to accrued interest, up to and including a maximum of 1% per annum, will be returned to such subscribers in the form of a check or immediate available funds within thirty (30) days of such deadline.

The maximum proceeds that we will receive as a result of this offering shall not exceed $5 Million. In the event we renew the Notes (as described above in "Description of Notes"), the principal amount of such renewed notes will be deducted from our $5 Million maximum offering amount. (Accordingly, if we have sold our maximum of $5 Million, we will be unable to renew your Note.) Additionally, before the renewal of a Note is effectuated, we will send the holder of the Note an updated offering circular.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

The Company has not paid any dividends, made any distributions upon its stock, or redeemed any securities to date, and does not intend to do so on the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

President and Chief Executive Officer:

Stewart D. Sachs Age: 52

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
21756 Camper Circle
Tilghman, MD 21791

Term of Office: 2001 until a successor President and Chief Executive Officer is elected. We expect Mr. Sachs to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

1999 – 2000: Independent Consultant. Mr. Sachs provided financial advisory services to companies with emphasis on various aspects of sub-prime finance business.

1993 – 1999: Chief Executive Officer, Valley Pine Mortgage, Inc., a mortgage company which serviced loans for private investors (which was sold in January, 1999). Mr. Sachs was responsible for the management of investors' private loan portfolios (whereby private investors would purchase mortgage loans of mortgage lenders).

1976 – 1993: President, Chief Executive Officer, Regional Savings Bank. Mr. Sachs was responsible for establishing bank objectives, policies, and plans.

Education (degrees, schools, and dates):

University of Baltimore – Bachelor of Science, 1975.

Business Experience:

As described above Mr. Sachs has a wide range of experience in the management of banks and mortgage lending.

Mr. Sachs is a full time employee of the Company.

Chief Operating Officer:

Name: Benjamin M. Lyons Age: 38

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
2920 Talbert Court
Finksburg, MD 21048

Term of Office: 2002 until a successor Chief Operating Officer is elected. We expect Mr. Lyons to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

January 1999 - November 2002: President, Fidelity First Lending, Inc. (a mortgage lending company).

June 1996 – January 1999: President, Valley Pine Mortgage (a mortgage lending company).

In each of the above positions, Mr. Lyons ran the day-to-day operations of each of the companies.

Education:

High School Diploma – Owings Mills High School, 1983.

Business Experience:

Mr. Lyons has been involved in a mortgage banking and brokerage since 1987.

Mr. Lyons is a full time employee of the Company.

Vice President, Secondary Marketing:

Jay W. Jang Age: 36

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
3100 Fox Valley Drive
West Friendship, MD 21794

Term of Office: 2002 until a successor Vice President, Secondary Marketing is elected. We expect Mr. Jang to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

June 2002 – November 2002: Vice President of Secondary Marketing, Amerix Mortgage.

August 1998 – May 2002: Supreme Trader of Fieldstone Mortgage, Secondary Marketing.

Mr. Jang was involved in product development, pricing, hedging, and trading in the above positions.

Education (degrees, schools, and dates):

Loyola College (MD), M.B.A. August 2001.

Duke University, BA in Economics June 1989.

Business Experience:

Mr. Jang has experience in secondary marketing, underwriting, and origination of residential mortgages.

Mr. Jang is a full time employee of the Company.

Vice President, Wholesale Operations:

Lisa C. Ellis Age: 36

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3520

Home address:
4021 Silvage Road
Baltimore, MD 21236

Term of Office: 2003 until a successor is appointed by the Company. We expect Ms. Ellis to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2002 – 2003: Senior Underwriter, Susquehanna Mortgage Corporation

1997 – 2002: Vice President, Alternate Mortgage Funding Corporation

1996 – 1997: Underwriter, Eastern Savings Bank

Education (degrees, schools, and dates):

Catonsville Community College and Essex Community College: Certified in Real Estate Finance and Appraising in 1984.

The Financial Institute of Education: Certified in Residential and Consumer Lending in 1985.

Business Experience:

Ms. Ellis has experience in underwriting mortgage loans, and has been involved in mortgage lending since 1983.

Ms. Ellis is a full time employee of the Company.

Vice President, Wholesale Operations:
Craig K. Cohen Age: 31

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3520

Home address:
5901 Riverwood Ct.
Frederick, MD 21704

Term of Office: 2003 until a successor appointed by the Company. We expect Mr. Cohen to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2002 – Account Executive, Accredited Home Lenders

2001 – 2002: Owner and founder of The Kellert Group, LLC (a company involved in buying and selling of items on the Internet).

2000 – 2001: Finance Manager/Loan Office, Community Bank of Northern Virginia

1999 –2000: Director of Wholesale Operations, NuMax Mortgage Corp.

1997 - 1999: Senior Account Executive, NuMax Mortgage Corp.

1995 – 1997: Assistant Manager, Retail Division, NuMax Mortgage Corp.

Education (degrees, schools, and dates):

Elon College (B.S.), Elon, North Carolina, 1994

Business Experience:

Management, finance, sales, and marketing skills, specifically in the wholesale sales of mortgages.

Mr. Cohen is a full time employee of the Company.

Secretary:
Jamie E. Sachs Age: 24

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3520

Home address:
3506 Avery Hill Drive
Owings Mills, MD 21117

Term of Office: 2002 until a successor Secretary and Treasurer is elected. We expect Ms. Sachs to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1998 – 2000: Processor, Chesapeake Title Escrow Management.

1996 – 1998: Receptionist, Valley Pine Mortgage, administrative duties and front office management.

High School Diploma – Pikesville Senior High School, 1998.

Business Experience: Administrative and Office Management.

Ms. Sachs is a full-time employee of the Company.

Vice President of Wholesale Sales

Name: Ronald J. Granick Age: 52

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD, 21117 Telephone No.: (443) 394-3500

Home address:
12419 Knollcrest Road
Reisterstown, MD 21136

Term of Office: From April 2003 until a successor is chosen. We expect Mr. Granick to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1974 – 2003: Manager of Product Development, Advance Business Systems. In this position, Mr. Granick developed and Marketed new products for an office products company.

Education (degrees, schools, and dates):

University of Maryland, Bachelor of Science in Marketing, 1974.

Business Experience:

Product development management.

Mr. Granick is a full time employee of the Company.

DIRECTORS OF THE COMPANY

There are currently three (3) directors of the Company, namely Stewart D. Sachs, Benjamin M. Lyons, and Paul Bekman. General information concerning the background of Mr. Sachs and Mr. Lyons is set forth above. The information concerning Mr. Bekman is set forth below:

Mr. Paul Bekman Age: 58

Office Street Address:
300 W. Pratt Street
Baltimore, MD 21201 Telephone No.: 410-539-6633

Home address:

11541 Saint Davids Lane
Lutherville, MD 21093

Term of Office: Until a successor director is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2002 – 2003: Member, Israelson, Salsburg, Clements and Bekman (a Baltimore law firm)

1998 – 2002: Principal, Israelson, Salsburg, Clements and Bekman

Education (degrees, schools, and dates):

B.A. – University of Maryland, 1968

J.D. – University of Maryland School of Law, 1971

Business Experience:

Investor and Attorney-at-Law for 20 years.

The following Officers and Directors also managed companies in the same business as the Company:

- Stewart D. Sachs and Benjamin M. Lyons owned and operated Valley Pine Mortgage, a mortgage banking company.
- Jay Jang worked for Fieldstone Mortgage as an employee and was involved in secondary marketing.

The Company has key man life insurance policies on Stewart D. Sachs and Benjamin M. Lyons in the amount of $500,000 upon each. The beneficiaries of such policies are the spouses of the officers.

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against us, or our officers, directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of us, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer at, or within the past five years.

Please note, after reviewing the information concerning the background of our officers, directors and other key personnel, potential investors should consider whether or not these persons have the adequate background and experience to develop and operate our Company as described hereunder, and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

SECURITY OWNERSHIP

All outstanding shares of common stock of the Company are owned as follows:

Title of Class	Name and Address of Owner	Amount Owned	% of Class
Common	Stewart D. and Nadine Sachs 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	250	35%
Common	Paul and Arlene Bekman 300 W. Pratt Street Baltimore, MD 21201	214.29	30%
Common	Benjamin M. Lyons 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	250	35%

There are currently no options, warrants, or rights issued at this time.

Additionally, we currently have no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants, or rights. We also have no common shares subject to issuance under existing stock purchase or option plans, but not yet covered by outstanding purchase agreements, options or warrants.

The extent to which future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders is by a majority vote of the then current shareholders of the Company

After reviewing the above, you should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of our development.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

A. Relationships

The following parties are related:

Stewart D. Sachs, CEO, is the father of Jamie E. Sachs, the Secretary and Treasurer of the Company.

B. Loans and Capital Contributions

We have not made loans to, or are doing business with (except as otherwise described below) any of our officers, directors, key personnel, or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two (2) years, or propose to do so within the future. The stockholders have made the following capital contributions (as paid-in-capital, not as loans) to the Company: On July 31, 2003, Paul Bekman contributed $300,000 to the Company; and on February 28, 2003, he contributed an additional $100,000 to the Company. On May 31, 2002, Stewart D. Sachs contributed $712,941 in mortgage receivables to the Company, and on December 31, 2002 he contributed an additional $190,750 in mortgage receivables to the Company.

C. Guaranties

Except as set forth below, none of our officers, directors, key personnel or ten percent (10%) stockholders have guaranteed or co-signed any of our Company's bank debt, or other obligations, including any indebtedness to be satisfied by the proceeds of this offering.

Stewart D. Sachs has entered into a certain Continuing Guaranty dated as of June 17, 2003, in favor of First Collateral Services, Inc., to guaranty the Master Mortgage Loan Warehousing and Security Agreement by and between First Collateral Services, Inc., as the Lender, and the Company, as the borrower, dated June 17, 2003. The term of this guaranty is unconditional, and the lender may bring a cause of action against such guarantor before an action is brought against the Company. The Company does not compensate Mr. Sachs for entering into the guaranty agreement. See the chart immediately below this section for the terms of this underlying loan with First Collateral Services, Inc.

Additionally, Stewart D. Sachs and Benjamin M. Lyons have entered into that certain Guaranty Agreement in favor of First Tennessee Bank National Association to guaranty the Mortgage Warehouse Loan and Security Agreement by and between First Tennessee Bank, as the Lender, and the Company, as the Borrower, dated May 2, 2003. The Company does not compensate Messrs. Sachs and Lyons for entering into this Guaranty Agreement. See the chart immediately below this section for the terms of this underlying loan with First Tennessee.

The dollar amounts and certain terms of the Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc. and the Mortgage Warehouse Loan Agreement with First Tennessee Bank are set forth below:

TERMS OF OUTSTANDING DEBT

Lender	Year End Rate	Average Interest Rate	Interest Rate	Due Date	Amount Due December 31, 2003
First Tennessee Bank Warehouse Lending	6.68	6.74	Libor Plus Variable Margin	Annually On A Revolving Basis *	$5,519,325
First Collateral Warehouse Lending	6.89	6.95	Libor Plus Variable Margin	Annually On A Revolving Basis *	9,038,262

* Interest is payable monthly.

D. Remuneration

The below sets forth all of our remuneration (including commissions) to officers, directors and key personnel for the last fiscal year:

Name of Individual or Identity of Group	Capacities Remuneration was Received	Aggregate Remuneration
Officers (8)	Salary and Commissions	$753,000
Directors (Non-Management)	No remuneration	0
Key Personnel (8)	Salary	Included in officer remuneration, set forth above.

At this time, there are no other remuneration payment plans for the future pursuant to any ongoing plan or arrangement for the individuals referred above.

The three highest paid officers for the last fiscal year were Jay Jang, Benjamin M. Lyons, and Stewart Sachs. During 2003, Jay Jang received an annual salary of $200,000. Benjamin M. Lyons and Stewart D. Sachs each received remuneration from the Company in an amount equal to $160,000.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Stewart Sachs, is a 30% owner and the managing member of Woodridge, LLC that owns and operates the building leased by the Company for the principal office of the Company. Benjamin Lyons is a 30% owner of that LLC. The Company pays Woodbridge, LLC the market rate for such lease, which was based upon a study conducted to determine the proper market rent.

Additionally, Benjamin Lyons and Stewart Sachs are members of LSDOC LLC, a Maryland limited liability company, which prepares closing documents for the Company for a fee (which is paid by the ultimate borrowers). Stewart Sachs and Benjamin Lyons are both 50% owners of this LLC.

The fee paid for such services is based upon the market price charged by other document preparation companies. This LLC does not prepare documents for any other mortgage company.

LITIGATION

At the time of this offering, there exists no past, pending or threatened litigation or administrative action, which has had, or may have, a material effect upon our business, financial condition, or operations, including (without limitation) any litigation or action involving our officers, directors. or other key personnel.

FEDERAL TAX ASPECTS

We do not anticipate that any significant tax benefits will be available to investors in this offering. However, potential investors are encouraged to contact their own personal tax consultant to review details of the tax implications and the extent that any benefits might be available and advantageous to the particular investor.

PART F/S

Attached to this offering circular are the following financial statements (which have been prepared by in accordance with generally accepted accounting principles in the United States):

(1) Our audited Balance Sheet as of December 31, 2002, and related statements of operations, change in stockholder equity, and cash flows and supplemental information for the year then ended (audited by Hertzbach & Company, P.A.).

(2) Our audited Balance Sheet as of December 31, 2003, and related statements of operations, change in stockholder equity, and cash flows and supplemental information for the year then ended (audited by Hertzbach & Company, P.A.).

NO ADJUSTMENTS, IN THE OPINION OF MANAGEMENT OF THE COMPANY, ARE NECESSARY FOR A FAIR STATEMENT OF RESULTS FOR THE INTERIM PERIOD.

Bay Capital Corporation

Table Of Contents

For The Year Ended December 31, 2002

Report Of Independent Certified Public Accountants

To The Stockholder And Board Of Directors
Bay Capital Corporation
10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117

We have audited the accompanying balance sheet of Bay Capital Corporation as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows and supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Capital Corporation as of December 31, 2002 and the results of its operations, changes in stockholder's equity, cash flows and supplementary information for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Baltimore, Maryland
April 14, 2003

Hertzbach & Company P.A.

FINANCIAL STATEMENTS

Bay Capital Corporation
Balance Sheet

December 31, 2002

Assets

CURRENT ASSETS		
Cash And Cash Equivalents	$	422,122
Due From Loan Servicing Entity		80,887
Loans Held For Sale		16,913,342
Total Current Assets		17,416,351
PROPERTY AND EQUIPMENT		
Computer Equipment		65,109
Leasehold Improvements		21,180
Furniture And Fixtures		179,333
Total Property And Equipment		265,622
Less: Accumulated Depreciation		45,192
Total Property And Equipment		220,430
TOTAL ASSETS	$	17,636,781

See Accompanying Notes

Bay Capital Corporation
Balance Sheet

December 31, 2002

Liabilities And Stockholder's Equity

CURRENT LIABILITIES		
Accounts Payable	$	171,588
Accrued Expenses		191,893
Warehouse Lines Of Credit		16,006,515
Total Current Liabilities		16,369,996
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value, 1,000 Shares Authorized, 500 Issued And Outstanding		350,000
Additional Paid-In Capital		1,115,737
Retained Deficit		(198,952)
TOTAL STOCKHOLDER'S EQUITY		1,266,785
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,636,781

See Accompanying Notes

Bay Capital Corporation
Statement Of Income

For The Year Ended December 31, 2002		% Of Income
REVENUES		
Marketing Gains On Loans Sold - Servicing Released	$ 725,290	12.84
Branch Revenues	1,426,407	25.26
Net Loan Administration Income	331,455	5.87
Gross Interest Income	426,701	7.56
Broker Fees	2,175,871	38.53
Origination Fees	198,110	3.51
Other Origination Income	363,805	6.44
Total Revenues	5,647,639	100.01
EXPENSES		
Personnel Expenses		
Personnel Expenses - Direct	2,223,984	39.38
Personnel Expenses - Indirect	28,142	0.50
Total Personnel Expenses	2,252,126	39.88
Interest Expense		
Interest Expense - Warehouse	357,741	6.33
Total Interest Expense	357,741	6.33
Operating Expenses		
Occupancy Expense	222,558	3.94
Depreciation Expense	45,192	0.80
Loan Administration Processing Expenses	140,736	2.49
Retail Loan Origination Processing Expenses	262,249	4.64
Branch Expenses	1,426,407	25.26
General and Administrative Expenses	904,111	16.01
Total Operating Expense	3,001,253	53.14
Professional Fees		
Accounting and Audit Fees	72,243	1.28
Legal Fees	2,081	0.04
Other Professional Fees	161,147	2.85
Total Professional Fees	235,471	4.17
Total Expenses	5,846,591	103.52
NET LOSS	$ (198,952)	(3.51)

See Accompanying Notes

Bay Capital Corporation
Statement Of Changes In Stockholder's Equity

For The Year Ended
December 31, 2002

	Common Stock - No Par Value	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance - January 1, 2002	$ -	$ -	$ -	$ -
Issuance Of Common Stock January 2, 2002	350,000	-	-	350,000
Contributions Of Capital	-	1,115,737	-	1,115,737
Net Loss For The Year Ended December 31, 2002	-	-	(198,952)	(198,952)
Balance - December 31, 2002	$ 350,000	$ 1,115,737	(198,952)	$ 1,266,785

See Accompanying Notes

Bay Capital Corporation
Statement Of Cash Flows

For The Year Ended December 31,		2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(198,952)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Depreciation		45,192
Increase In Operating Assets:		
Interest Receivable		(80,887)
Accounts Receivable		(16,913,342)
Increase In Operating Liabilities:		
Accounts Payable And Accrued Expenses		171,588
Accrued Expenses		191,893
Net Cash Used In Operating Activities		(16,784,508)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases Of Property And Equipment		(265,622)
Net Cash Used In Investing Activities		(265,622)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Borrowing From Warehouse Lenders		16,006,515
Issuance of Common Stock		350,000
Capital Contributions		1,115,737
Net Cash Provided By Financing Activities		17,472,252
NET INCREASE IN CASH		422,122
CASH - BEGINNING OF YEAR		-
CASH - END OF YEAR	$	422,122
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During The Year For Interest	$	443,753

NON CASH INVESTING AND FINANCING ACTIVITIES:

Property and Equipment with a net book value of $138,240 was contibuted during the year by the stockholder.

Loans receivable of $903,691 were contributed during the year by the stockholder.

Bay Capital Corporation
Notes To Financial Statements

December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – Bay Capital Corporation (Company) was formed in the State of Maryland on April 24, 2000. The Company is engaged in the business of mortgage brokering and lending primarily in the states of Maryland, Virginia, Delaware, Pennsyivania and Ohio. Financial Statements presented for Bay Capital Corporation represent operations for year ended December 31, 2002. Bay Capital Corporation commenced operations in January, 2002. With the exception of election of officers and the stock issuances specified in footnote 7, Bay Capital Corporation did not have any activity prior to January 1, 2002.

ADVERTISING – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to $72,806 for the year ended December 31, 2002.

METHOD OF ACCOUNTING – The Company's financial statements and tax returns are prepared on the accrual method of accounting which recognizes income when it is earned and expenses when they are incurred.

Marketing Gains on Loans Sold – Servicing Released: Represents income from the sale of loans to third party investors.

Branch Revenues – Income allocable to the originating branches upon the sale of loans to third party investors.

Net Loan Administration Income – Income earned on each loan by charging an administration fee to the borrower.

Gross Interest Income – Interest income earned during the period which Bay Capital Corporation owns the receivable. With the exception of loans pledged by officers, this period of ownership commences when Bay Capital Corporation closes on the loan with the borrower, and ceases when the loan is sold to a third party.

Broker Fees – Income Bay Capital Corporation earns by brokering loans that are assigned and subsequently closed by other lenders.

Origination Fees - Income Bay Capital Corporation earns on fees charged to the borrower when the loan closes.

Other Origination Income – Income Bay Capital Corporation earns on points paid by the borrower when the loan closes.

Bay Capital Corporation recognizes direct loan origination costs and loan origination fees over the life of the related loan. The majority of Bay Capital Corporation's loans are sold to third party investors, at which time the balance of the loan origination costs and loan origination fees are recognized. Other than loans pledged by the officers, holding and servicing substantial loans is the not primary focus of Bay Capital Corporation. All loans are carried at the lower of cost or market value.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. The cost of repairs and maintenance is charged to operations as incurred. Major renewals, betterments, and additions are capitalized. When assets are sold or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is computed using the following methods over the estimated useful lives of the assets:

Class	Method	Useful Life
Computer Equipment	Straight-Line	3 Years
Leasehold Improvements	Straight-Line	5 Years
Furniture and Fixtures	Straight-Line	7 Years

INCOME TAXES – Effective January 1, 2000, the Company elected to be treated as a subchapter S Corporation under Section 1362 of the Internal Revenue Code. Under this section, the stockholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS – For the purpose of this statement, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. CONCENTRATION OF RISK

The Company maintains cash accounts with a variety of banking institutions in the Baltimore Metropolitan area. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Cash balances exceeded insured limits by $309,878 as of December 31, 2002.

3. OPERATING LEASES

The Company leases office facilities in Owings Mills, Maryland on a month to month basis. The rent is $20,381 per month. The lease term is for five years and expires in August of 2005. The Company also leases equipment under operating leases expiring at various dates through 2004.

4. DEBT

The Company has credit arrangements with two mortgage warehouse lenders as of December 31, 2002. These notes are collateralized by all mortgage loans originated by advances made under these agreements, and all purchase commitments, servicing rights and all other assets and rights related to those loans. Both Warehouse Lines of Credit are personally guaranteed by Stuart Sachs, 100% stockholder of the Company and Ben Lyons, an officer of the Company. Balances as of December 31, 2002 are as follows:

4. DEBT (CONTINUED)

Lender	Year End Rate	Average Interest Rate	Rate	Interest Date	Due Balance Due
Community First Warehouse Lending	6.68	6.77	Libor Plus Variable Margin	Annually On A Revolving Basis	$ 12,924,615
PCFS Warehouse Lending	6.89	6.92	Libor Plus Variable Margin	Annually On A Revolving Basis	3,081,900
					$ 16,006,515

* Interest is payable monthly. Credit line is reviewed annually for renewal.

Interest expense on all of the Company's obligations for the year ended December 31, 2002 was $ 357,741.

DEBT COVENANTS – The Company is committed by debt covenants of the warehouse lines of credit to maintain certain minimum ratios and tangible net worth. Non-compliance with loan covenants could severely impact the Company's ability to fund future loans. No provision has been recorded for this possibility. The covenants are being met as of the balance sheet date.

5. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,		
2003	$	260,648
2004		260,648
2005		164,520
Total	$	685,816

Rent expense for the year ended December 31, 2002 was $280,141.

6. BRANCH OPERATIONS

Branch income presented in the accompanying income statement includes income from brokering and lending activities during the year. Branch expense presented in the accompanying income statement represents all operating expenses incurred by the branch including fees related to loan processing, monthly rent, and other general and administrative costs allocated to the branches. All net profits of the branches are paid to the branch manager in the form of wages.

7. Equity

The company is authorized to issue 1,000 shares of stock, of which 500 shares were outstanding at December 31, 2002. In exchange for loans contributed to Bay Capital Corporation, Benjamin Lyons and Steward Sachs were each issued 250 shares of common stock on June 15, 2001. The value of these loans on the date of the stock issuance was $1,115,737. The value of these loans at December 31, 2002 was $903,691.

SUPPLEMENTARY INFORMATION

Accountants' Report On Supplementary Information

Our audit of the basic financial statements presented in the preceding section of this report was made primarily to form an opinion on the basic financial statements taken as a whole. Supplementary information, contained in the following pages, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertzbach & Company P.A.

Certified Public Accountants

Baltimore, Maryland
April 14, 2003

Bay Capital Corporation
Schedule Of General And Administrative Expenses

For The Year Ended December 31,		2002
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising	$	68,075
Auto		4,791
Bank Charges		2,492
Computer Expense		33,365
Contributions		10,340
Conventions		2,593
Dues And Subscriptions		8,021
Franchise Taxes		558
Expense Reimbursements		21,397
Insurance		61,792
Interest Expense - Wholesale		1,505
Late Fees And Lost Discounts		711
Leased Equipment Expense		19,012
Licenses		30,634
Marketing		294,168
Meals		329
Office Supplies And Expenses		68,370
Payroll Taxes		157,523
Repairs And Maintenance		20,019
Travel And Entertainment		36,508
Telephone		61,888
Total General And Administrative Expenses	$	904,111

Bay Capital Corporation
Schedule Of Branch Expenses

For The Year Ended December 31,		2002
BRANCH EXPENSES:		
Advertising	$	4,731
Appraisal		4,330
Bank Charges		10
Computer Expense		9,287
Condo Questionnaire		255
Copier		613
Credit Card		11,248
Credit Reports		11,496
Early Payoff		14,802
Expense Reimbursements		126,951
Flood Certificates		3,297
Leased Equipment		6,918
Legal Expense		27,979
Lender's Credit		1,521
Manager Bonus		25,300
Marketing		64,884
Miscellaneous		232
Office		4,640
Pair Off Fee		19,854
Payroll		858,354
Payroll Taxes		93,338
Penalty		328
Postage and Shipping		11,836
Professional Fee		428.00
Record Assignment		476.00
Rent		57,582.91
Repairs and Maintenance		66.67
Reserve Account		44,013.18
Shipping and Postage		6,465.21
Subordination		3,992.93
Uncategorized Expenses		7,542.97
Telephone		3,635.47
Total Branch Expenses	$	1,426,407

Bay Capital Corporation

Table Of Contents

For The Year Ended December 31, 2003

Report Of Independent Certified Public Accountants

To The Stockholders And Board Of Directors
Bay Capital Corporation
10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117

We have audited the accompanying balance sheet of Bay Capital Corporation as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows and supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Capital Corporation as of December 31, 2003 and the results of its operations, changes in stockholders' equity, cash flows and supplementary information for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

March 26, 2004
Baltimore, Maryland

Hertzbach & Company P.A.

FINANCIAL

STATEMENTS

Bay Capital Corporation
Balance Sheet

December 31, 2003

Assets

CURRENT ASSETS				
Cash And Cash Equivalents	$	374,425		
Interest Receivable		312,927		
Accounts Receivable		4,192		
Mortgages Receivable		15,695,658		
Total Current Assets			$	16,387,202
PROPERTY AND EQUIPMENT				
Computer Equipment		132,284		
Leasehold Improvements		21,180		
Furniture And Fixtures		192,720		
		346,184		
Less: Accumulated Depreciation		112,597		
Total Property And Equipment				233,587
TOTAL ASSETS			$	16,620,789

See Accompanying Notes

Bay Capital Corporation
Balance Sheet

December 31, 2003

Liabilities And Stockholders' Equity

CURRENT LIABILITIES		
Accounts Payable	$ 167,147	
Accrued Expenses	292,968	
Shareholder Note Payable	101,816	
Warehouse Lines Of Credit	14,557,587	
Total Current Liabilities		$ 15,119,518
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value, 1,000 Shares Authorized, 714.289 Issued And Outstanding	450,000	
Additional Paid-In Capital	1,133,906	
Retained Deficit	(82,635)	
Total Stockholders' Equity		1,501,271
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 16,620,789

See Accompanying Notes

Bay Capital Corporation
Statement Of Income

For The Year Ended December 31, 2003		% Of Income
REVENUES		
Branch Revenue	$ 6,491,407	50.85
Marketing Gains On Loans Sold - Servicing Released	3,243,757	25.41
Loan Administration Income	1,724,566	13.51
Other Origination Income	489,657	3.84
Gross Interest Income	467,441	3.66
Origination Fees	348,817	2.73
Total Revenues	12,765,645	100.00
EXPENSES		
Personnel Expense		
Personnel Expense - Direct	3,698,482	28.97
Personnel Expense - Indirect	24,890	0.19
Total Personnel Expenses	3,723,372	29.16
Interest Expense		
Interest Expense - Warehouse	338,569	2.65
Total Interest Expense	338,569	2.65
Operating Expenses		
Branch Expense	5,732,761	44.91
General and Administrative Expenses	1,172,548	9.19
Loan Administration Processing Expense	938,549	7.35
Occupancy Expense	178,715	1.40
Retail Loan Origination Processing Expense	127,599	1.00
Depreciation Expense	67,404	0.53
Total Operating Expenses	8,217,576	64.38
Professional Fees		
Other Professional Fees	204,787	1.60
Accounting and Audit Fees	104,556	0.82
Legal Fees	60,468	0.47
Total Professional Fees	369,811	2.89
Total Expenses	12,649,328	99.08
NET INCOME	$ 116,317	0.92

See Accompanying Notes

Bay Capital Corporation
Statement Of Changes In Stockholders' Equity

For The Year Ended
December 31, 2003

	Common Stock - No Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 2003	$ 350,000	$ 1,115,738	$ (198,952)	$ 1,266,786
Issuance Of Common Stock	100,000	-	-	100,000
Contributions Of Capital	-	18,168	-	18,168
Net Income For The Year Ended December 31, 2003	-	-	116,317	116,317
Balance - December 31, 2003	$ 450,000	$ 1,133,906	$ (82,635)	$ 1,501,271

See Accompanying Notes

Bay Capital Corporation
Statement Of Cash Flows

For The Year Ended December 31, 2003	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 116,317
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Depreciation	67,404
(Increase) Decrease In Operating Assets:	
Interest Receivable	(232,039)
Accounts Receivable	1,213,492
Increase (Decrease) In Operating Liabilities:	
Accounts Payable	(4,441)
Accrued Expenses	101,075
Net Cash Provided By Operating Activities	1,261,808
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases Of Property And Equipment	(80,562)
Net Cash Used In Investing Activities	(80,562)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease In Net Borrowing From Warehouse Lenders	(1,448,928)
Proceeds from Shareholder Loan Payable	201,816
Principal Payments made on Shareholder Loan Payable	(100,000)
Proceeds from Issuance of Common Stock	100,000
Capital Contributions	18,168
Net Cash Used In By Financing Activities	(1,228,944)
NET DECREASE IN CASH	(47,698)
CASH - BEGINNING OF YEAR	422,122
CASH - END OF YEAR	$ 374,425
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid During The Year For Interest	$ 348,728

See Accompanying Notes

Bay Capital Corporation
Notes To Financial Statements

December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – Bay Capital Corporation (Company) was formed in the State of Maryland on April 24, 2000. The Company is engaged in the business of mortgage brokering and lending primarily in the states of Maryland, Virginia, Delaware, Pennsylvania and Ohio. Financial Statements presented for Bay Capital Corporation represent operations for year ended December 31, 2003. Bay Capital Corporation commenced operations in January, 2002. With the exception of election of officers and the stock issuances, Bay Capital Corporation did not have any activity prior to January 1, 2002.

ADVERTISING – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to $145,231 for the year ended December 31, 2003.

METHOD OF ACCOUNTING – The Company's financial statements and tax returns are prepared on the accrual method of accounting which recognizes income when it is earned and expenses when they are incurred.

Marketing Gains on Loans Sold – Servicing Released - Represents income from the sale of loans to third party investors.

Branch Revenues – Income allocable to the originating branches upon the sale of loans to third party investors.

Net Loan Administration Income – Income earned on each loan by charging an administration fee to the borrower.

Gross Interest Income – Interest Income earned during the period which Bay Capital Corporation owns the receivable. With the exception of loans pledged by officers, this period of ownership commences when Bay Capital Corporation closes on the loan with the borrower, and ceases when the loan is sold to a third party.

Broker Fees – Income Bay Capital Corporation earns by brokering loans that are assigned and subsequently closed by other lenders.

Origination Fees - Income Bay Capital Corporation earns on fees charged to the borrower when the loan closes.

Other Origination Income – Income Bay Capital Corporation earns on points paid by the borrower when the loan closes.

Bay Capital Corporation recognizes direct loan origination costs and loan origination fees over the life of the related loan. The majority of Bay Capital Corporation's loans are sold to third party investors, at which time the balance of the loan origination costs and loan origination fees are recognized. Other than loans pledged by the officers, holding and servicing substantial loans is the not primary focus of Bay Capital Corporation. All loans are carried at the lower of cost or market value.

ACCOUNTS RECEIVABLE – Management is of the opinion that all of the Company's accounts receivable are fully collectible and no allowance for doubtful accounts is required.

PROPERTY AND EQUIPMENT – Property and equipment are stated at cost. The cost of repairs and maintenance is charged to operations as incurred. Major renewals, betterments, and additions are capitalized. When assets are sold or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation is computed using the following methods over the estimated useful lives of the assets:

Class	Method	Useful Life
Computer Equipment	Straight-Line	3 Years
Leasehold Improvements	Straight-Line	5 Years
Furniture and Fixtures	Straight-Line	7 Years

INCOME TAXES – Effective January 1, 2000, the Company elected to be treated as a subchapter S Corporation under Section 1362 of the Internal Revenue Code. Under this section, the stockholders of an S Corporation are taxed on their proportional share of the company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

MORTGAGES RECEIVABLE – Mortgage loans held for sale to non-affiliated investors are valued in the aggregate at lower of cost or market. Market value is determined by outstanding commitments from non-affiliated investors or by current non-affiliated investor yield requirements. A provision for loan loss is not required as management, based on its assessment of risk and investor agreements, has determined that loan loss is unlikely.

STATEMENT OF CASH FLOWS – For the purpose of this statement, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

2. CONCENTRATION OF RISK

The Company maintains cash accounts with a variety of banking institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Cash balances exceeded insured limits by $331,148 as of December 31, 2003.

In addition, the mortgage lending industry is particularly subject to fluctuations in the economy and interest rates.

3. OPERATING LEASES

The Company leases office facilities in Owings Mills, Maryland. The lease term is for five years and expires in August of 2005. The Company also leases equipment under operating leases expiring at various dates through 2005. Future minimum rental payments under non-cancelable operating leases are as follows:

Year Ending December 31,

	Payments
2004	$ 244,332
2005	162,888
Total	$ 407,220

Bay Capital Corporation
Notes To Financial Statements
(Continued)

December 31, 2003

4. SHAREHOLDER NOTE PAYABLE

On November 13, 2003, the Company received a $200,000 loan from Paul Bekman, a shareholder of the Company. Interest on the unsecured note is charged at 10% annually. The note does not specify a fixed term or payments. At December 31, 2003, the balance of loan principal and accrued interest was $101,816.

5. WAREHOUSE LINES OF CREDIT

The Company has credit arrangements with two mortgage warehouse lenders as of December 31, 2003. These notes are collateralized by all mortgage loans originated by advances made under these agreements, and all purchase commitments, servicing rights and all other assets and rights related to those loans. Both Warehouse Lines of Credit are personally guaranteed by Stuart Sachs and Ben Lyons, officers and shareholders of the Company. The lines of credit are expected to renew annually. Balances as of December 31, 2003 are as follows:

Lender	Year End Rate	Average Interest Rate	Interest Rate	Due Date	Amount Due December 31, 2003
First Tennessee Warehouse Lending	6.68	6.74	Libor Plus Variable Margin	Annually On A Revolving Basis	$ 5,519,325
First Collateral Warehouse Lending	6.89	6.95	Libor Plus Variable Margin	Annually On A Revolving Basis	9,038,262
					$ 14,557,587

* Interest is payable monthly. Credit line is reviewed annually for renewal.

Interest Expense on all of the Company's obligations for the year ended December 31, 2003 was $338,569.

DEBT COVENANTS – The Company is committed by debt covenants of the warehouse lines of credit to maintain certain minimum ratios and tangible net worth. Non-compliance with loan covenants could severely impact the Company's ability to fund future loans. No provision has been recorded for this possibility. The covenants are being met as of the balance sheet date.

6. RELATED PARTY TRANSACTIONS

The Company leases its office facilities for $20,361 per month from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company. Rent expense for the year ended December 31, 2003 was $ 396,519.

The Company leases its office facilities from Woodridge, LLC. One of the members of the LLC is the stockholder of the Company.

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,	
2004	$ 244,332
2005	162,888
Total	$ 407,220

7. BRANCH OPERATIONS

Branch income presented in the accompanying income statement includes income from brokering and lending activities during the year. Branch expense presented in the accompanying income statement represents all operating expenses incurred by the branch including fees related to loan processing, monthly rent, and other general and administrative costs allocated to the branches. All net profits of the branches are paid to the branch manager in the form of wages.

8. Equity

The company is authorized to issue 1,000 shares of stock, of which 714.289 shares were outstanding at December 31, 2003. In exchange for loans contributed to Bay Capital Corporation, Benjamin Lyons and Steward Sachs were each issued 250 shares of common stock on June 15, 2001. The value of these loans on the date of the stock issuance was $1,115,737. The value of these loans at December 31, 2003 was $910,204.

SUPPLEMENTARY INFORMATION

Accountants' Report On Supplementary Information

Our audit of the basic financial statements presented in the preceding section of this report was made primarily to form an opinion on the basic financial statements taken as a whole. Supplementary information, contained in the following pages, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertzbach & Company P.A.

Certified Public Accountants

March 26, 2004
Baltimore, Maryland

Bay Capital Corporation
Schedule Of General And Administrative Expenses

For The Year Ended December 31, 2003		% Of Income
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising	$ 59,851	.47
Auto	16,412	.13
Bank Charges	6,919	.05
Computer Expense	81,977	.64
Contributions	1,675	.01
Conventions	38,398	.30
Dues And Subscriptions	15,524	.12
Franchise Taxes	6,269	.05
Expense Reimbursements	35,500	.28
Insurance	119,686	.94
Interest Expense - Wholesale	5,541	.04
Late Fees And Lost Discounts	6,106	.05
Leased Equipment Expense	55,633	.44
Licenses	67,093	.53
Marketing	29,506	.23
Meals	12,659	.10
Office Supplies And Expenses	124,710	.98
Payroll Taxes	262,280	2.05
Postage and Delivery	20,015	.16
Recruiting	64,375	.50
Repairs And Maintenance	18,088	.14
Travel And Entertainment	19,794	.16
Telephone	104,535	.82
Total General And Administrative Expenses	$ 1,172,548	9.19

See Accountants' Report on Supplementary Information

Bay Capital Corporation
Schedule Of Branch Expenses

For The Year Ended December 31, 2003		% Of Income
BRANCH EXPENSES:		
Advertising	$ 85,380	.67
Appraisal	27,375	.21
Bank Charges	2,621	.02
Computer Expense	65,550	.51
Condo Questionnaire	2,472	.02
Contributions	940	.01
Copier	19,327	.15
Credit Card	944	.01
Credit Reports	134,547	1.05
Dues & Subscriptions	5,797	.05
Early Payoff	22,804	.18
Flood Certificates	19,686	.15
Insurance	27,316	.21
Leased Equipment	20,381	.16
Legal Expense	8,842	.07
Lender's Credit	65,826	.52
Licenses	18,066	.14
Manager Bonus	1,290,804	10.10
Marketing	573,001	4.49
Office	127,071	1.00
Pair Off Fee	11,062	.09
Payroll	2,264,487	17.74
Payroll Taxes	265,912	2.08
Penalty	202	-
Postage and Shipping	91,599	.72
Premium Recapture	1,530	.01
Professional Fee	202,189	1.58
Record Assignment	10,098	.08
Rent	217,804	1.71
Repairs and Maintenance	3,010	.02
Subordination	8,425	.07
Travel	20,084	.16
Uncategorized Expenses	7,231	.06
Utilities	109,190	.86
Yelld Spread Premium	1,188	.01
Total Branch Expenses	$ 5,732,761	44.91

PART III
INDEX OF EXHIBITS

2.1 Charter

2.2 By-laws

3.1 Form Promissory Note

4.1 Form Subscription Agreement

6.1 Lease by and Between Woodridge, L.L.C. and the Company, dated May 1, 2002

6.2 Lease by and between MBC Investors Ltd. and the Company, dated December 10, 2002

6.3 [Empty]

6.4 Employment Agreement with Jay W. Jang dated November 14, 2002

6.5 Employment Agreement with Ronald Granick dated April 25, 2003

6.6 Warehouse Loan and Security Agreement with The Provident Bank dated September 10, 2001

6.7 Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank dated May 2, 2003

6.8 Correspondent Agreement by and between the Company and First Tennessee Bank dated September 10, 2001

6.9 Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc. dated June 17, 2003

6.10 Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank, dated July 16, 2003

6.11 Loan Brokerage Agreement with Community First Bank

6.12 Assignment Agreement with Community First Bank

6.13 Branch Manager Agreement – Mike Agetstein

6.14 Branch Manager Agreement – Luis Barrientos and David Birenbaum (Co-Manager)

6.15 Branch Manager Agreement – Rob Berko

6.16 Branch Manager Agreement – Keith Brewer

6.17 Branch Manager Agreement – Shane S. Brown (Wholesale Mortgage Network)

6.18 Branch Manager Agreement – Maxine Bynum

6.19 Branch Manager Agreement – Tien S. Chang

6.20 Branch Manager Agreement – Robert Funk

6.21 Branch Manager Agreement – Jeff Galloway

6.22 Branch Manager Agreement – Dwayne Hiltner

6.23 Branch Manager Agreement – Glenn T. Judy

6.24 Branch Manager Agreement – Jeff Koch

6.25 Branch Manager Agreement – Karan Lage

6.26 Branch Manager Agreement – Anthony V. Lioi

6.27 Branch Manager Agreement – Gary M. Lyons

6.28 Branch Manager Agreement – Gregory B. Nissen

6.29 Branch Manager Agreement – Jeff Pausner

6.30 Branch Manager Agreement – Tyrone Peters

6.31 Branch Manager Agreement – Craig Pollack

6.32 Branch Manager Agreement – Ronald Schneider

6.33 Branch Manager Agreement – Ronald W. Simpson

6.34 Branch Manager Agreement – Earlene Snowden

9.1 Escrow Agreement

10.1 Consent of Hertzbach & Company, P.A.

11.1 Opinion regarding Legality from Shapiro Sher Guinot & Sandler

12.1 Sales Material

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Owings Mills, State of Maryland, on June 17, 2004.

BAY CAPITAL CORP.

By:______________________________
Stewart D. Sachs, President,
Chief Executive Officer and Director

By:______________________________
Benjamin M. Lyons, Chief Operating Officer and Director

BOARD OF DIRECTORS (Majority)

____
Stewart D. Sachs

____
Benjamin M. Lyons

Exhibit 2.1

Charter

Exhibit 2.2

Bylaws

Exhibit 3.1

Form Promissory Note

Exhibit 4.1

Form Subscription Agreement

Exhibit 6.1

Lease by and between Woodridge, L.L.C. and the Company

Exhibit 6.2

Lease by and between MBC Investors Ltd. and the Company

Exhibit 6.3

[Empty]

Exhibit 6.4

Employment Agreement with Jay W. Jang

Exhibit 6.5

Employment Agreement with Ronald Granick

Exhibit 6.6

Warehouse Loan and Security Agreement with the Provident Bank

Exhibit 6.7

Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank

Exhibit 6.8

Correspondent Agreement by and between the Company and The Provident Bank, dated September 10, 2001

Exhibit 6.9

Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc.

Exhibit 6.10

Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank

Exhibit 6.11

Loan Brokerage Agreement with Community First Bank

Exhibit 6.12

Assignment Agreement with Community First Bank

Exhibit 6.13

Branch Manager Agreement – Mike Agetstein

Exhibit 6.14

Branch Manager Agreement – Luis Barrientos and David Birenbaum (Co-Manager)

Exhibit 6.15

Branch Manager Agreement – Rob Berko

Exhibit 6.16

Branch Manager Agreement – Keith Brewer

Exhibit 6.17

Branch Manager Agreement – Shane S. Brown (Wholesale Mortgage Network)

Exhibit 6.18

Branch Manager Agreement – Maxine Bynum

Exhibit 6.19

Branch Manager Agreement – Tien S. Chang

Exhibit 6.20

Branch Manager Agreement – Robert Funk

Exhibit 6.21

<u>Branch Manager Agreement – Jeff Galloway</u>

Exhibit 6.22

Branch Manager Agreement – Dwayne Hiltner

Exhibit 6.23

Branch Manager Agreement – Glenn T. Judy

Exhibit 6.24

Branch Manager Agreement – Jeff Koch

Exhibit 6.25

Branch Manager Agreement – Karan Lage

Exhibit 6.26

Branch Manager Agreement – Anthony V. Lioi

Exhibit 6.27

Branch Manager Agreement – Gary M. Lyons

Exhibit 6.28

Branch Manager Agreement – Gregory B. Nissen

Exhibit 6.29

Branch Manager Agreement – Jeff Pausner

Exhibit 6.30

Branch Manager Agreement – Tyrone Peters

Exhibit 6.31

Branch Manager Agreement – Craig Pollack

Exhibit 6.32

Branch Manager Agreement – Ronald Schneider

Exhibit 6.33

Branch Manager Agreement – Ronald W. Simpson

Exhibit 6.34

Branch Manager Agreement – Earlene Snowden

Exhibit 9.1

Escrow Agreement

Exhibit 10.1

Consent of Hertzbach & Company, P.A.

Consent of Certified Public Accountants

We consent to the reference of our firm in the Offering Statement of Bay Capital Corp. (the "Company") to be filed with the Securities and Exchange Commission on or about June 14, 2004, in connection with the offering of $5 Million aggregate principal amount of renewable unsecured subordinated notes, as described more fully in the Company Offering Statement and Offering Circular, and to the inclusion therein of our reports dated April 14, 2003 and March 26, 2004, and the financial statements of the Company for the year ended December 31, 2002 and the year ended December 31, 2003.

HERTZBACH & COMPANY, P.A.

Hertzbach and Company P.A. (SEAL)

Dated as of June 14, 2004

Exhibit 11.1

Opinion regarding Legality from Shapiro Sher Guinot & Sandler

Exhibit 12.1

Sales Material